Exhibit 3.2
BY-LAWS
OF
WHITNEY HOLDING CORPORATION
Section 1. Meetings of the Board of Directors of this corporation may be held by means of conference telephone or similar communications equipment.
Section 2. A. Without limiting in any way the indemnification by the corporation of persons as provided in its charter and the existing applicable law, the corporation shall have authority to indemnify persons in accordance with Louisiana Revised Statutes 12:83 as it may from time to time become amended, supplemented or replaced.
          B. The corporation shall have authority to procure or maintain insurance or other similar arrangement in accordance with Louisiana Revised Statutes 12:83(F) and (G) as they may from time to time become amended, supplemented or replaced.
Section 3. The Company may issue stock certificates signed by the Chief Executive Officer and Secretary of the Company. In addition to the Chief Executive Officer and Corporate Secretary of the Company, the President, any Vice President and any Assistant Corporate Secretary, respectively, of the Company may sign the Company’s stock certificates. All stock certificates representing shares of the Company’s stock, whether currently outstanding or that may be issued in the future, may bear facsimile signatures of the Company’s Chief Executive Officer and Secretary, or other authorized officers, provided such certificates are or have been countersigned by a transfer agent or registrar other than the Company itself or an employee of the Company.
Section 4. There shall be a standing committee of this Corporation, appointed by the Board, to be known as the Executive Committee, consisting of the Chairman of the Board, the President, and such other Directors as may be appointed from time to time, each to serve a 12 months’ term, four (4) members of which shall constitute a quorum for the transaction of business. This committee shall have power to direct and transact all business of the Corporation, which properly might come before the Board of Directors, except such as the Board only, by law, is authorized to perform. The Executive Committee shall report its actions in writing at each regular meeting of the Board of Directors, which shall approve or disapprove the report and record such action in the minutes of the meeting.
          The Board shall appoint Audit, Nominating and Compensation Committees and may appoint such other committees as it deems advisable. The Board may define the composition, powers, and duties of such committees by adopting committee charters or resolutions.
Section 5. A. Directors shall retire from the Board of this corporation upon the earlier occurrence of either of the following events:
     1. Upon attainment of the Director’s 72nd birthday. A Director shall retire effective the date of the annual meeting of shareholders following his or her 72nd birthday.*

     2. Upon the Director’s resignation or retirement from the principal business enterprise by which he or she was employed when he or she became a Director (“principal business enterprise”). A Director shall retire from the Board effective the date of the annual meeting of shareholders following the expiration of a one year period beginning with his or her resignation or retirement from his or her principal business enterprise, unless the Director meets both of the following requirements:
          a. He or she has assumed a prominent role in a business or community organization during the one year period; and
          b. Both the Director’s role and the organization’s status in a significant Whitney market satisfy this corporation’s customary requirements for the nomination of a new Director.
     B. Neither event set forth in Section 5A shall require (i) the retirement at any time of any Director who, on October 26, 1994, had already achieved the age of 70 or had already resigned or retired from his or her principal business enterprise or (ii) the retirement prior to the end of his or her term of any Director who, on July 22, 1998, had already achieved the age of 70 or had already resigned or retired from his or her principal business enterprise.
*Note: On December 17, 2008, the Board of Directors unanimously approved a waiver of this Section 5A(1) to allow (i) two directors previously elected by the shareholders to five year terms ending in 2011 and 2012 to finish their current terms without regard to age and (ii) the appointment by the Board of a new director whose age exceeded this limit. The Board intends to recommend the new director to the shareholders at the 2009 annual meeting, to stand for election to a term ending at the 2011 annual meeting.

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